Exhibit (a)(11)

(Company Registration No. 199502086C)
(Incorporated in the Republic of Singapore)
PacNet To Seek Clarification from MediaRing on behalf of Shareholders
Shareholders should have more time to accept Revised Offer
SINGAPORE, 5 July 2006 -— Pacific Internet Limited (NASDAQ: PCNTF) today announced that on behalf of its shareholders it is seeking clarification from MediaRing Ltd with regards to certain statements in MediaRing’s revised offer announcement dated 22 June 2006.
Over the last several days, PacNet has received queries from its shareholders on two statements in the 22 June announcement:
•	“MediaRing also announced today a further and final extension of the expiration date of the offer until 5:00 p.m., New York City time, on July 10, 2006.”

•	“Under applicable rules and regulations, MediaRing is not permitted to further revise the offer after 23 June and/or further extend the offer past 11 July, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. MediaRing reserves the right to extend and/or revise its offer in the event of a competing offer.”
PacNet notes that while MediaRing’s Offer to Purchase dated 12 May 2006 suggests that subsequent to the expiration date and the purchase of all shares tendered during the offering period, MediaRing may at its discretion provide a subsequent offering period of at least 14 calendar days but not more than 20 business days, PacNet and its advisors understand that under Rule 22.6 of the Singapore Code on Take-overs and Mergers (the “Code”), an offer that has become or is declared unconditional as to acceptances1 must remain open for acceptance for not less than 14 days after the date on which the offer would otherwise have closed.
While Rule 22.6 also provides that this requirement does not apply if, before the offer becomes or is declared unconditional as to acceptances, the offeror (MediaRing) has given notice in writing to shareholders of the offeree company (PacNet) at least 14 days before the specified closing date that the offer will not be open for acceptance beyond such date, such a notice does not seem to have been issued.
This means that those Shareholders who may not currently wish to accept the Revised Offer should have an opportunity to accept the Revised Offer during such extended period, as the Offeror will have to announce, should the Revised Offer turn unconditional as to acceptances before 5.00p.m., New York City time on 10 July 2006.
PacNet requests that MediaRing clarifies this for the benefit of all its shareholders.

[1]	The Revised Offer turns unconditional as to acceptances if MediaRing’s Minimum Tender Condition is satisfied, i.e. the tender of a sufficient number of shares at any time prior to the close of the Revised Offer such that MediaRing would own (including shares it currently owns) more than 50% of the issued shares of PacNet as of the final expiration of the Revised Offer (including shares issued or to be issued pursuant to Options validly exercised on or before the final expiration date). Under the Singapore Code, MediaRing is not permitted to waive the Minimum Tender Condition and the Revised Offer will not successfully close unless this Minimum Tender Condition is satisfied.

Responsibility Statement
The directors of PacNet (including those who may have delegated detailed supervision of this release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this release are fair and accurate and that no material facts have been omitted from this release, and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, the Revised Offer Announcement and the Offer to Purchase), the sole responsibility of the directors of PacNet has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.
Media, Investors/Analysts Contacts:
Singapore (Media)
Adeline Tan
Corporate Communications Manager
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9745 6345
Email: tan.adeline@pacific.net.sg
Ng Chip Keng
Weber Shandwick Worldwide (Singapore) Pte Ltd
Direct Tel: +65 6825 8084
Mobile: +65 9623 2166
Email: ckng@webershandwick.com
Singapore (Investors and Analysts)
Mervin Wang
Senior Manager, Investor Relations
Direct Tel: +65 6771 0780
Mobile: +65 97986077
Email: investor@pacific.net.sg
URL: www.pacnet.com/investor
US (Media, Investors/Analysts)
Alan Katz
Cubitt Jacobs & Prosek
Tel: +1 (212) 279 3115 (ext. 211)
Email: alan@cjpcom.com
Editor’s Notes:
About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.
Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.